Exhibit 99.1

NOTICE TO THE MARKET

JBS ISSUES US$3.5 BILLION IN BONDS DUE TO 2066; THE LARGEST AND LONGEST IN THE COMPANY'S HISTORY

JBS S.A. (“JBS S.A.” or “Companhia”) and JBS N.V. (“JBS N.V.”) – NYSE:JBS, B3: JBSS32, in accordance with the Brazilian Securities Commission Resolution No. 44 of August 23, 2021, as amended, communicates to its shareholders and the market that its subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company and JBS USA Foods Group Holdings, Inc. (together, the “Issuers”), priced today its senior notes to be offered in the international market, as follows: (i) US$ 1,250,000,000.00 with a yield of 5.572% per annum and coupon of 5.500% per annum, with maturity in 2036 (the “2036 Notes”); (ii) US$ 1,250,000,000.00 with a yield of 6.265% per annum and coupon of 6.250% per annum, with maturity in 2056 (the “2056 Notes”); and (iii) US$ 1,000,000,000.00, with a yield of 6.415% per annum and coupon of 6.375% per annum, with maturity in 2066 (the “2066 Notes” and, collectively with the 2036 Notes and 2056 Notes, the “Notes”).

The offering of the Notes of each series is scheduled to be completed on July 3, 2025, subject to customary closing conditions.

The net proceeds from the offering of the Notes will be used to (1) pay the consideration payable pursuant to the cash tender offer for any and all of the outstanding 2.500% notes due 2027, (2) redeem all of the outstanding 5.125% notes due 2028 and (3) repay short-term debt, including notes issued under the commercial paper program. Any remaining funds would be used by us for general corporate purposes, including repayment of existing debt.

São Paulo, June 23, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer